SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 2
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP - VII
                            (Name of Subject Company)



               ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.;
                             MACKENZIE FUND VI, LTD.
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                             MP INCOME FUND 13, LLC;
                              JDF & ASSOCIATES, LLC
                                MORAGA GOLD, LLC
                                   STEVEN GOLD
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 2 to Schedule 14D-1 amends Schedule 14D-1 filed July 31, 1998, as amended August 31, 1998 (the "Schedule") by Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Fund VI, Ltd., MacKenzie Specified Income Fund, L.P., MP Income Fund 13, LLC, JDF & Associates, LLC, Moraga Gold, LLC and Stephen Gold (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 2 is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on September 30, 1998. The Offer resulted in the tender of 63 Units by Unit holders.



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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       October 16, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE FUND VI, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President


MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 13, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


JDF & ASSOCIATES, LLC

             By: /s/ J. David Frantz
                 J. David Frantz, Manager


/s/ Steven Gold
Steven Gold

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